JAMES R. ANDERSON
2801 South Ridgeview Way
Sioux Falls, SD 57105
Phone & Fax: 605-338-0483

August 28, 2008

NEWS RELEASE

ACQUISITION OF SHARES AND OPTION OF GENCO RESOURCES LTD.

Subsequent to a news release and Early Warning Report dated July 21, 2005, I have acquired ownership of, and control and direction over, a further 636,396 common shares (representing 1.5% of the outstanding shares) of Genco Resources Ltd. of Vancouver, BC by purchases made through the Toronto Stock Exchange and an option to purchase a further 200,000 common shares of Genco as part of a grant of options by Genco to its directors.

I now have ownership of, and control and direction over, a total of 5,636,396 common shares (representing 13.5% of Genco’s outstanding common shares) and an option to purchase an additional 200,000 common shares. If the option was exercised, I would have ownership of, and control and direction over, 13.9% of the outstanding shares of Genco.

I acquired the shares for investment purposes and have filed an Early Warning Report with the British Columbia, Alberta and Ontario Securities Commissions in respect of the acquisition. Copies of the report may be obtained from SEDAR (www.sedar.com) or without charge from Genco.